Exhibit 99(a)(1)(A)

Blue Owl Technology Income Corp.
Tender Offer Instruction Letter
Dear Investor,
This letter serves to inform you of important details relating to the repurchase offer by Blue Owl Technology Income Corp.(the “Company”), filed with the Securities and Exchange Commission on May 23, 2024, for approximately $107,996,209. This amount represents the value of 5.00% of the aggregate number of the Company’s Shares outstanding as of March 31, 2024. The term “Shares” as used herein refers only to those shares of Common Stock that are eligible to be repurchased. The Company’s Offer is not conditioned on any minimum number of shares being tendered but is subject to other conditions described in the Offer and in the related Letter of Transmittal. Please refer to the Offer to Purchase and Letter of Transmittal for a complete description of the terms and conditions of this Offer. All capitalized terms not defined herein are defined in the Offer to Purchase and Letter of Transmittal.

If you DO NOT wish to sell your shares of the Company, NO ACTION IS REQUIRED, and you can disregard this notice.

If you wish to submit a request to tender your shares, the Tender Authorization Form dated May 23, 2024 must be received in good order by the Company’s Processing Agent by 7:00 p.m., Eastern Time, on June 28, 2024, which is the Expiration Date of the Offer. Any requests received by the Processing Agent after the expiration date or not in good order will not be considered.
Please note that certain Financial Intermediaries, may require you to submit your repurchase request through those Financial Intermediaries. The Company recommends you consult your financial representative before tendering your shares.
Instructions for Custodial Held Investments

If you hold your shares of the Company with a Custodian and wish to participate in this tender offer, please ensure you complete and submit the enclosed Tender Authorization Form, along with any Custodian forms, directly to your Custodian for their signature.
Should the Company’s Processing Agent not receive your Custodian’s instructions prior to the Expiration Date, your request will be deemed not in good order and you will not be considered for this tender offer.
Instructions for Directly Held Accounts

If you hold your shares of the Company directly with the Transfer Agent and wish to participate in this tender offer, please ensure you complete and submit the enclosed Tender Authorization Form using the directions listed below.
Submission Instructions

The method of delivery of the Tender Authorization Form is at the option and risk of the tendering holder of Shares. Registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Exhibit 99(a)(1)(A)

Blue Owl Technology Income Corp.
Tender Offer Instruction Letter

►	If submitting by physical mail:
DST Systems Inc., Attention: Blue Owl Technology Income Corp.

► Regular Mail – P.O. Box 219398, Kansas City, MO 64121-9398
► Overnight Mail – 430 W 7th Street, Suite 219398, Kansas City, MO 64105

If submitting electronically:
► Email – BlueOwl.Repurchases@dstsystems.com

►	Please note the following regarding email delivery:

•We cannot accept secure email messages or password protected documents.
•You will receive an auto-response if your email was received successfully.
•If you do not receive an auto-response, the email was not received.
•Successful receipt of a request does not constitute Blue Owl acceptance of the request.